UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

First Quarter 2010 Financial Results

Vimicro International Corporation (the “Company”) reported financial results for the first quarter ended March 31, 2010. Net revenue in the first quarter of 2010 was $20.1 million, compared to $10.0 million in the first quarter of 2009 and $23.7 million in the fourth quarter of 2009. The significant increase from the same period in the prior year reflected strong demand for the Company’s notebook camera and TD-SCDMA based 3G mobile multimedia processors and general improvements in the global economic conditions. Gross margin was 33.6% in the first quarter of 2010 compared to 28.8% in the first quarter of 2009 and 29.7% in the fourth quarter of 2009.

First quarter 2010 net loss, prepared in accordance with U.S. Generally Accepted Accounting Principles, was $5.7 million, which included $1.2 million in share-based compensation expense and $1.7 million IP/software purchase expense. After excluding loss attributable to non-controlling interest, net loss attributed to Vimicro was $4.4 million in the first quarter of 2010, or $0.12 loss per ADS (each representing four ordinary shares), compared to a net loss of $6.7 million, or $0.19 loss per ADS, in the first quarter of 2009 and a net loss of $0.6 million, or $0.02 loss per ADS, in the fourth quarter of 2009.

This filing contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of March 31, 2010, which was RMB 6.8263 to $1.00.

Vimicro International Corporation

Consolidated Statement Of Operations And Comprehensive Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2010 Q1	2009 Q4	2009 Q1
	(unaudited)	(unaudited)	(unaudited)
Net revenue	20,110	23,732	10,022
Cost of revenue	(13,351)	(16,673)	(7,140)

Gross profit	6,759	7,059	2,882

Operating expenses:
Research and development, net	(8,750)	(6,706)	(5,965)
Selling and marketing	(1,457)	(1,867)	(992)
General and administrative	(3,208)	(2,838)	(2,856)

Total operating expenses	(13,415)	(11,411)	(9,813)

Loss from operations	(6,656)	(4,352)	(6,931)

Other income/(expense):
Interest income	309	321	352
Foreign exchange (loss)/gain, net	(35)	(34)	9
Gain on disposal of available-for-sale securities	—	1,949	—
Others, net	861	614	(17)

Loss before income taxes	(5,521)	(1,502)	(6,587)
Income taxes expense	(172)	(91)	—

Net loss	(5,693)	(1,593)	(6,587)

Less: (loss)/income attributable to non-controlling interest	(1,285)	(993)	67

Loss attributed to Vimicro International Corporation	(4,408)	(600)	(6,654)

Other comprehensive income/(loss):
Foreign currency translation adjustment	33	(29)	(35)
Unrealized gain/(loss) on marketable equity securities	13	(1,472)	730

Comprehensive loss	(5,647)	(3,094)	(5,892)
Less: comprehensive (loss)/income attributable to non-controlling interest	(1,285)	(990)	60

Comprehensive loss attributable to Vimicro International Corporation	(4,361)	(2,104)	(5,952)

Loss per share
Basic	(0.03)	(0.00)	(0.05)

Diluted	(0.03)	(0.00)	(0.05)

Loss per ADS
Basic	(0.12)	(0.02)	(0.19)

Diluted	(0.12)	(0.02)	(0.19)

Weighted average number of ordinary shares outstanding
Basic	147,657,701	147,518,482	137,772,235

Diluted	147,657,701	147,518,482	137,772,235

Weighted average number of ADS outstanding
Basic	36,914,425	36,879,621	34,443,059

Diluted	36,914,425	36,879,621	34,443,059

Components of share-based compensation expenses are included in the following expense captions:
R&D	(532)	(437)	(538)
S&M	(56)	(52)	(86)
G&A	(575)	(437)	(613)

Total	(1,163)	(926)	(1,237)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2010			Three months ended December 31, 2009			Three months ended March 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Loss from operations	(6,656)	1,163	(5,493)	(4,352)	926	(3,426)	(6,931)	1,237	(5,694)
(Loss)/income attributed to Vimicro International Corporation	(4,408)	1,163	(3,245)	(600)	926	326	(6,654)	1,237	(5,417)

Diluted (loss)/income per ADS	(0.12)	0.03	(0.09)	(0.02)	0.03	0.01	(0.19)	0.03	(0.16)

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 10, 2010

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